UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27913

FreeMarkets, Inc.

(Exact name of registrant as specified in its charter)

FreeMarkets Center, 210 Sixth Ave., Pittsburgh, Pennsylvania 15222, (412) 434- 0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, FreeMarkets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 21, 2004	By:	/s/ James W. Frankola

James W. Frankola
Executive Vice President and CFO, Ariba, Inc.[1]

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

[1]	On July 1, 2004, Ariba, Inc. and FreeMarkets, Inc. consummated a merger whereby Fleet Merger Corporation, a wholly-owned subsidiary of Ariba was merged with and into FreeMarkets pursuant to an Agreement and Plan of Merger and Reorganization dated as of January 23, 2004. Following the merger of Fleet with and into FreeMarkets, FreeMarkets was merged with and into Ariba.